                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of remarks provided by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, during a February 13, 2002 conference call with financial analysts and other members of the public relating to HP's fiscal 2002 first quarter and 2002 guidance. Also included in this filing is series of selected questions and answers relating to the Merger. Answers were provided during the call by Ms. Fiorina and Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Executive Officer.


[INTRODUCTORY REMARKS PROVIDED BY STEPHEN J. PAVLOVICH, HP'S DIRECTOR, INVESTOR RELATIONS]


CARLETON S. FIORINA:

Thank you, Steve.

This afternoon we announced our first quarter results. Given the difficult environment we are operating in, we are pleased with our performance... and I want to thank the people of HP for their focus and hard work -- they didn't get distracted when there was plenty of opportunity to do so.

Here's a quick summary.

We reported first quarter revenue of $11.4 billion, up 5% sequentially from $10.9 billion in the fourth quarter and down 8% from the $12.4 billion reported in the same period last year. This sequential top line growth -- driven largely by strong sales in consumer and commercial PCs, digital imaging products and our outsourcing business -- is particularly encouraging given that we were anticipating a slight revenue decline at the start of the quarter.

Also encouraging is that we significantly increased gross margin. Pro forma gross margin was 26.9%, up substantially from 25.7% in the prior quarter and flat with last year.

We maintained our focus on managing our cost structure, keeping expenses essentially flat sequentially -- up less than 1% on a pro forma basis -- and down 2% year-over-year.

As a result, we reported pro forma earnings per share of 29 cents, compared with 19 cents in the preceding quarter and 41 cents in the year-ago quarter.

On the balance sheet side, we had another strong quarter in terms of cash generation and inventory management. Cash flow from operations was $1.6 billion during the quarter and we exited this quarter with more than $7 billion in cash and short-term investments on the balance sheet. Again, this strong performance was helped by solid inventory management -- inventory was down nearly $750 million in the quarter as we continue to improve our execution throughout the supply chain.

Market conditions remain tough worldwide -- both in the consumer and the enterprise space. We did see an uptick in consumer spending in North America, Europe and Asia Pacific, largely holiday-related and centered in our digital imaging and consumer PC businesses. While the holiday spending season was a pleasant surprise -- and one we didn't let slip by -- we're not counting on it repeating in this post-holiday quarter. And so our performance in this market requires that we continue to be sharp in our execution

The enterprise market is even tougher and continues to be characterized by sluggish corporate IT spending, aggressive competition and tough deal pricing. This is particularly true among our largest corporate customers and in the telecom, airlines, manufacturing and high-tech industries. Although we did see some improvement in spending habits and overall tone across our business customers, we continue to believe a recovery won't occur until the second half of this year, and we're managing the business accordingly.

So with that backdrop let me offer a little bit of context and a few key takeaways from this quarter's results, and you'll hear Bob echo some of these takeaways as he talks more specifically about the segments.

First, the hard work of restructuring and refocusing HP during these past two-and-a-half years has laid the foundation for an organization that has the capability to lead. Our execution over these past two quarters demonstrates that we are ready to take a decisive step to strengthen the business.

The people of HP can execute -- and they've proven it. Think about the challenges these employees have had to face up to and overcome: a very difficult economic environment worldwide; an industry undergoing rapid transformation; intense competition; and a distracting proxy contest that none of us could have predicted, but one we are determined to win. This team has shown their mettle and turned in results that I think are worthy of praise.

But more importantly, I think these results demonstrate we know our business -- better than anyone else. We recognize where we are strong... and where we need to strengthen.

On the consumer side, we got a lift from our digital imaging business. We had strong sequential revenue growth, reflecting not only the better than expected holiday buying season, but the fact that we have outstanding products in the marketplace supported by smart marketing and a well-oiled supply chain. Our digital cameras continue to be a strong performer -- a consistent seller, which achieved the number one market share position in U.S. retail in November. Our photo printer businesses showed 159% unit growth and also held the number one U.S. retail market position.

And we are winning in low-end printing. HP retained the number one worldwide position in the sub-$100 category with 34% share. And we're not relenting; we'll continue to offer next-generation products that offer superior performance with a cost structure specifically designed for this category.

In consumer PCs, we achieved solid profit and share and stronger than expected revenues. We hit new market share highs -- especially in North America -- where we captured 59% of the U.S. retail market in November according to the most recent industry data. This strong performance on the consumer side, plus tight operational focus, led to profitability -- although slight, but nevertheless profitability -- in the overall PC business. We've got some good things going on in this business. We need to build on them -- not tear them down as some have suggested.

We are continuing to see good demand for supplies. Our supplies revenue showed strong year-over-year growth of 9%, driven by an increase in unit volume. This is a good example of where innovation counts -- it may seem like a straightforward business, but being ahead of the innovation curve is critical to driving demand. This quarter we introduced several new cartridge formats and are working with new partners in areas like mail addressing, invisible document coding, and ID cards -- something very top of mind these days.

On the enterprise side, we're focused on a few things: improving our market position in the fastest growing segments, strengthening our end-to-end solutions delivery capability, capitalizing on customers' movement toward premier support and outsourcing providers, and controlling costs.

Our UNIX(R) business delivered healthy margins and good expense control. We are profitable here. Superdome is now a proven technology that continues to gain momentum. And we are rolling over our mid-range line and will have a strong product line-up in the market when conditions improve.

In services, we saw outstanding year-over-year growth. In local currency, we grew outsourcing 32%, and achieved 7% revenue growth in our highly profitable support services, where our capabilities are really resonating with corporate clients as they struggle to maintain effectiveness with shrinking IT budgets. Support is a business that generates very strong double-digit operating profit margins quarter after quarter -- it's a business, like supplies, where more is better. And it provides terrific opportunities for up-sell.

So, we have real strengths. And we have made significant progress. But this isn't the end-game. It's a platform to build on. We also know our weaknesses and we know what we need to do to fix them.

In the commercial PC business, we are operating at a loss and we lack the direct distribution capabilities needed to improve our competitive position.

In storage, while we have strong capabilities, we don't have enough capability in networked storage to lead.

We still struggle in the low-end IA-32 server arena. More and more low and mid-range applications will be delivered on Windows and Linux servers -- HP has been losing momentum and losing money in our Windows business for almost two years. Today, our overall IA-32 server unit market share is about 9%. And while we've made great progress in Linux, our efforts here need to be beefed-up quickly. We need a winning multi-OS server business to be successful in enterprise computing and to execute on our strategy.

Our services organization has the skills and the capability to really succeed and continues to outpace both the market's and our competitors' growth -- but it needs more scale to compete for and win the biggest potential business opportunities out there.

And it's worth repeating... too much of our profitability comes from our imaging and printing business. We have to invest more in imaging and printing to lead, which means our other businesses have to pay their own way. Continued growth in imaging and printing requires creating new categories like digital publishing and digital imaging. And these growth opportunities depend upon the capabilities we have in computing and storage and servers and network management.

And this is where the merger with Compaq comes in.

HP needs to take decisive actions to further improve our market position and profitability, especially in computing systems and commercial PCs. These businesses are important pieces of our broader portfolio and must be sufficiently profitable in their own right.

Let's talk about PCs. Over the last year-and-a-half Compaq has created a successful direct delivery engine that has improved its annual inventory turns in that business from 23 to 62 -- a more than 100% improvement year over year. They ship about 70% of their commercial volume in North America through their direct channel, comparable to Dell. Combining our successful retail PC business model with Compaq's commercial business model allows us to achieve much more together than we can alone.

Compaq is the leading provider of storage systems in the world on a revenue basis. And so with Compaq we will become the number one player in storage, and the leader in the fastest growing segment of the storage market: storage area networks. Coupled with our high-end storage management capabilities, it's a winning play.

With Compaq, we will become number one in Windows, number one in Linux, number one in UNIX(R). This new strength and our market presence make us a much more attractive partner. And with our combined market position in servers, we will be able to engage the software community in building the applications that will drive demand for Itanium systems.

With Compaq, we will double our service and support capacity in the area of mission-critical infrastructure design, outsourcing and support, giving us the meaningful scale to play a leadership role in this business. And we will double the size of our sales force, allowing us to serve more customers more effectively.

The simple fact is: HP has a lot going for it. But there are also significant areas where a lot more is needed. And with Compaq we have a detailed plan -- not just platitudes -- to address them.

And with that let me turn the call over to Bob to give you more detail on the numbers.

[ADDITIONAL FISCAL 2002 FIRST QUARTER COMMENTARY PROVIDED BY ROBERT P. WAYMAN]

CARLETON S. FIORINA:

Thanks.  Just a couple points and we'll open up the lines.

I think it's clear we aren't distracted by the merger or the challenge of integration. And our customers aren't defecting. Our merger with Compaq has the attributes of mergers that have succeeded.

This is a merger of like businesses coming together -- a merger of consolidation, not diversification. HP and Compaq are in the same businesses, we understand each other, we speak the same language.

It is a rare opportunity when a technology company can, at the same time, build substantial market leadership and substantially reduce its cost structure. And this is possible because Compaq and HP are in the same businesses, pursuing the same strategies, in the same markets, with complementary capabilities.

This is a merger that we expect to be substantially accretive even with revenue losses baked in. This is a merger with lots of upside potential in both cost synergies and revenue.

This industry is beginning to consolidate; and current technology industry dynamics are much more akin to other consolidating industries -- where mergers are not only workable, but a strategic imperative.

The timing of this deal is also important. Unlike so many mergers, particularly in the high tech arena, we are doing this merger at the near bottom of a market cycle not the top. That means valuations are fair, customers aren't making major IT investments, and our competitors are in a holding pattern or dealing with business model challenges of their own as they adjust to lower overall industry growth rates. And perhaps most importantly, our employee base is stable. Attrition at HP and Compaq are near all-time lows.

And, we're not leaving anything to chance. A group of more than 450 dedicated people, between HP and Compaq, have been working around the clock to understand the complexity of past mergers and make the right decisions for the new company. We're drawing on our very direct experience spinning out Agilent as well as Compaq's acquisitions of DEC and Tandem. And we're working with people who've been involved in lots of mergers and know what makes the difference between success and failure.

We are addressing the critical factors for successful merger execution -- including ensuring an unyielding focus on customers throughout the pre- and post-close integration process; developing clear product roadmaps, defining governance for the new company; preparing ourselves for Day One across every level of the company; developing rigorous plans for capturing the cost savings we have identified, as well as upside in revenues; and staying in constant communication with employees and stakeholders. Interestingly, the adversity we've faced has brought the two organizations even closer together and created an even more unified and committed team.

We are on a path toward enhancing shareowner value and every day I think it's becoming clearer: what these two companies can achieve together is greater than what either company could achieve on its own.

And with that I'd like to open up the call to take your questions.

SELECTED QUESTIONS & ANSWERS:

RICHARD CHU, SG COWAN:
Carly, you said that you were not, you've proven that you're not distracted and that customers are not defecting. There is a disconnect, I think, between the sense that competitors are really poaching on your accounts. So I wonder whether you can talk about beneath the surface in the enterprise sector as you talk to customers in businesses [inaudible] do you feel that there is underneath the surface some change that will begin to manifest itself, not in Q1 but in Q2? And what kind of steps are you taking with respect to that?

CARLY FIORINA:
Well I think when we first announced this merger our competitors made a lot of very understandable noise about their ability to take customersaway from us. I think you may have noticed our competitors have been quite a bit quieter lately. I think if you look at our strength in our major accounts we have continued to grow those accounts in this quarter despite the difficult climate. I think it's pretty clear in places like UNIX we are holding share across high end, midrange and low end.

Our sales teams continue to have the opportunity to call on myself or any other senior executive of HP when they need help because of a customer's concern over distraction about the merger. And frankly, we're not getting calls.

And so I think while there may be a lot of rumor and innuendo floating out there the reality is that we see in day-to-day interactions with customers they understand this merger and frankly they are most focused on how we serve them day in and day out and we feel we're serving them quite well.

Now we also agree that we should be prudent in our planning and that is why we have baked revenue [loss] assumptions into the model of accretion that we've delivered. But so far we are continuing to outperform those revenue [loss] assumptions and I think that is a tribute to the people of HP.

BOB WAYMAN:
Richard, I would add as well that in certain product categories where there is most uncertainty around the future product roadmaps each company has taken some actions to in effect guarantee value to customers under a certain set of circumstances. We think that's the right thing to do to deal with this period of uncertainty and certainly we are working with our sales force to make sure that we have all the right focus and incentives in place to deal with the attempts by the competition to play on whatever uncertainty there might be.

CARLY FIORINA:
I guess the last thing I would say Richard is you made a comment, is there something underneath the surface that will cause Q2 to be different than Q1. Frankly, the thing that will be different in Q2 than Q1 is more certainty for customers.

In Q2 we will have a determination on this merger. We will be able to give customers detailed roadmaps. We will be able to talk with them about our go to market plans. Things we cannot share with them today because we have not yet completed the regulatory process.

And I believe that as customers gain more and more certainty about those product line roadmaps and the specific details of their account plans their confidence will grow not diminish.

                                      # # #


JOEL WAGONFELD, BANK OF AMERICA SECURITIES:
Hi. I was wondering if you could elaborate a little bit on the comment about the combination of HP and Compaq being able to better leverage ISVs to develop on the Itanium platform. And specifically what your thoughts are with regard to your strategy there?

CARLY FIORINA:
Well fundamentally what we are talking about is, both a very large installed based but importantly an announced decision by both companies, actually prior to this merger, that we were moving all of our operating systems onto the Itanium platform. So you may recall that HP has been co-developing that platform with Intel for some, I don't know, six years now. Compaq made a decision to move onto that platform, announced decision to move onto that platform about a year ago. And so we now have the product line roadmaps, the install base, the pull with the ISV community to assure them that there will be a very large volume of business going forward.

And fundamentally that's what is attractive to ISVs. We have had, we, meaning HP, have had a specific Itanium focused ISV program in place for some time. We are the first to company to roll operating systems onto Itanium in the market place and we're getting a lot of very good reaction from the ISV community to the Compaq merger announcement. So we'll continue with those programs.


                                      # # #


GEORGE ELLING, DEUTSCHE BANK:
Your pressure in the enterprise space. Do you sense that your customers may also be waiting until you merge with Compaq so they can benefit from product enhancements such as innovating Compaq's storage offering into your own and possibly other synergies? Or are they strictly dealing with what they have today?

CARLY FIORINA:
Well I think there is a little of both in the sense that, first of all there's no question, a slow economic environment helps us. And it's one of the reasons I mentioned earlier, the timing of this deal is important. We think doing a deal like this makes more sense at the bottom of the market than the top because customers are moving slowly. There's no question that because customers are moving slowly anyway, it doesn't cause them a lot of pain to say you know what I'm going to wait here a couple months and understand clearly what these product roadmaps are. In many cases I think the product roadmap customers are beginning to figure them out because they deal with both companies and they know where we have complimentary strength but I do think customers are eager to hear what our product line roadmaps are.

Because we have virtually completely that part of our planning through our detailed integration efforts we will be in a position to talk with customers very soon after the merger closes and give them those detailed product roadmaps.

REBECCA RUNKLE, MORGAN STANLEY:
I guess quickly if I could delve just a little bit more into storage and what specifically you thought there especially as it relayed to your HDS offering and competitive dynamics, also what you're seeing from IBM in that space. [Inaudible due to environmental noise] and then your comment Bob as it relates to computing systems given how much traction you're getting elsewhere, what explicitly needs to be done in addition to what's already being done to improve performance there.

CARLY FIORINA:
Thanks. So let me talk a little bit about storage. First as I think we mentioned we are, this is one place in the enterprise where we continue to see very intense pricing pressure. I would say that our storage Q1 revenues sequentially are down, less in some cases than our competitors. Certainly down less than EMC's or Compaq's.

We are seeing XP and VA revenues in particular getting hit by continuing price pressure. That's really in all regions. Having said that we had a particularly strong month of January in North America for the VA product. We're also now going to, we're in the process I should say of introducing our virtualization products outside of North America.

Not that this is a high growth part of the business but tape automation libraries which has been a relatively slow growing part of the business actually showed some strengths and I think that is again because in this slow economic time customers are relying more on technology they already have in place and in their support of that technology rather than moving to something new.

And I think in the, before I hand it over to Bob, in the enterprise computing space we believe very strongly that our merger with Compaq is a decisive step which can allow us to substantially improve our profitability there by giving us the scope and scale and market leadership we need in, particularly in the Windows OS, by giving us additional scope and scale in Linux as well as UNIX and by giving us a market leadership position in storage.

BOB WAYMAN:
I don't have too much to add to that. The cost cutting actions that we took overall were a significant factor within the enterprise or computing system space. We haven't seen all the benefits of that yet but we're starting to see some. We did see an improved gross margin in the enterprise space.

The real issue is the top line. And I think that's largely a market issue for now. Clearly though as Carly said, we have a real opportunity to address a step function improvement in our cost and expense structure and our business model when we put these two companies, enterprise businesses together.

Yeah, one of the challenges that a technology company always faces is can you get your cost structure down faster than your revenues come down. And that's why I said earlier, we believe the merger with Compaq does give us a rare opportunity to both advance our market position, grow the top line and at the same time substantially improve our profitability.

ANDY NEFF, BEAR STEARNS:
Two question if I could. Just in terms, just if you could go through the timing issue. At this point I guess you're just waiting for the FTC approval. Is there any other issues that are outstanding. And Carly you talked about how you're going to get started fairly quickly. At what point could you start, could you actually merge the two companies. Just give us a timing going forward what we should look for.

CARLY FIORINA:
So you are correct. We are awaiting FTC deliberations. The vote has been scheduled for March 19. We are, there's some things you have to do to wrap a vote up but I will tell you for, while I'm not predicting the exact day one, what I will tell you is that from a planning point of view, in our integration planning efforts we have been assuming an operational date of April 1.

And that operational date means that we will have a whole set of things put together. Web sites will be integrated, employees will get their paychecks with HP on them. Customers will get the right answer when they call a customer service center, whether it's an HP or a Compaq. Our customers will know who their account teams are. We'll be able to rollout the detailed product roadmap.

So all of our integration efforts to date have been focused on an April 1 operational date and focused on making sure that we have the nitty gritty details done that will permit to begin operating as a single company.

ANDY NEFF:
And then the second question is and maybe you'll go through this at the analyst meeting, are there any sort of numbers that we can use for the first year in terms of trying to put the two companies together. Any sort of assumptions or [inaudible] so we could assume, to develop our models?

BOB WAYMAN:
We will provide those at a later point and time. I mean frankly we don't even want to talk about that at the analysts meeting I think. We have given you the kind of overall modeling that our decision was based upon. We will though when we close or after we close, we will then be giving some more detailed metrics, [timed] metrics that we will be using to measure ourselves against and we will share key subsets of that with you.

CARLY FIORINA:
What we have said Andy as you know is that we expect $2 billion or the $2-1/2 billion to be completed at the conclusion of fiscal 2003. We have said that we expect a set of personnel decisions, particularly in places like sales management and administration to rollout fairly quickly over the first couple of quarters. And the IT systems and R&D synergies would occur later on in fiscal 2003 and in some cases in 2004. And so we'll go through that again at the analysts meeting but we're trying to give you a sense of the timing of these without giving you a detailed model which would not be appropriate until the company is in fact a new combined company.

STEVEN MILUNOVICH, MERRILL LYNCH:
Three questions. Number one: Bob do you have any channel inventories statistic for the enterprise business, specifically UNIX? Number two: Carly, given the environment we're in can you metaphorically look us in the eye and tell us that HP didn't do anything to goose the numbers this quarter since it was such an upside surprise? And number three: your buddy Walter's on the tape saying that the strong earnings confirm that you don't need to do the merger? So I guess you should've tanked the numbers instead. Do you care to respond to that?

CARLY FIORINA:
Okay let me respond to the second two and let Bob comment on the UNIX channel inventory. At first I will metaphorically, literally and in every other conceivable way look you in the eye and say these numbers are exactly what they appear to be. Solid execution.

I agree with Walter Hewlett on one point. This is not a company in crisis. This is a company that is strong enough to take a decisive step and smart enough to know when to take it.

BOB WAYMAN:
So, I'm not sure we have any UNIX channel inventory with us here. We'll have to get back to you with that, Steve. Let me just add a couple of comments on the numbers. Here's the big picture. You know, why would we boost the numbers if we already had a reasonably strong quarter. That is, you know, we're way over the numbers, and there's just no reason to go further, and you have to go look at where you would normally look.

Inventory, receivables, gross margin. I mean, how do you boost the top line? You give discounts or spend money, something to do it [inaudible]. Every measure, I think it stands pretty clearly as a solid quarter, so I feel very good about where we are on these numbers and I think you'll just have to watch us going forward. You know, we heard a few comments on that. A lot of folks are hearing comments on this environment that they're pushing too hard, and we're not. This happened naturally.

This happens when you get extended and effective expense management, then combined with a little revenue uptick. That's the natural force that's taking place here. We'll pick out some UNIX numbers for you and for anyone else who calls in. I don't have them with me here.

CARLY FIORINA:
Well get back to you on that.

                                      # # #

CHIP BAILEY, WESTWOOD CAPITAL:
Two questions. The first is, I'm surprised to hear the comment about the compensation piece being greater than expected due to the higher than expected revenues. It seems like that issue came up a year ago and that there had been some systems in place that were switched around in order to sort of capture that so that such a thing would not occur again. I was wondering about that.

The second piece is, some sales people tend to just worry about who they're going to report to, what's their territory, and how they're going to get paid. I'm wondering, you know, what [inaudible] you've been able to share with the sales force about Compaq sales force as well as Hewlett sales force to kind of ease their concerns, if possible?

CARLY FIORINA:
Let me start with the compensation question because I appreciate you asking. It's a very important distinction. I think what you may be referring to is in the fourth quarter of 2000, where we did not execute well, and one of the issues that hurt us in that quarter was incentive compensation for sales people was way above plan. That is not the case here. What we are talking about here is a company-wide performance bonus for every employee. This is something that we pay semi-annually. It is called our company performance bonus, and it is tied specifically to the achievement of our plans and key metrics of revenue and profitability.

We accrue for the company performance bonus each quarter based upon the results of that quarter. So, for example, in 2001, we paid out no bonuses, because given the severity of the downturn, we clearly were not achieving our internal plans. This quarter, because we, so far, have over-achieved, we accrued more than the target for the company performance bonus, and that is a number that's included in the expense line that you see.

Secondly, in terms of sales people, first, we believe one of the subtle, but important, benefits of the Compaq merger is that we will increase the number of quota-carrying sales people seen on the street, so to speak, from 7,000 to 15,000. We are being explicit with our sales people that we want to keep all those quota-carrying feet on the streets, because doubling the size of our sales force gives us an opportunity to deepen our penetration of key accounts and broaden our coverage.

What we have also shared with them in candor is that where there is overlap, it will be in management positions, so, for example, country management or sales management, and there we have begun to roll out a pretty explicit process for how we will select the people in those positions. The selection process will be well understood. People will be represented by people who know them.

We will be selecting the best person for the job. This won't be based on politics or who knows whom, and so, I think both those messages are resonating well with sales people. That is, one, we want a doubling in the size of our sales force. We're trying to keep that many feet on the street, and, in places where we have redundancy, which is really at management levels, the process we use will be transparent and fair and they will be represented well.

                                      # # #

LAWRENCE BORGMAN, CANTOR WEISS:
Two questions. One, I was a little puzzled about your disappointment in the Windows NT server area, which you discussed. It seems like with your experience in PCs that that ought to be an area that you could excel in. Sun seems to be under some pressure there, and, secondly, with DRAM prices having moved up substantially since November, will that have an impact on your gross margins in the PC business and the server business in the coming quarter?

CARLY FIORINA:
Okay, so to the first part of your question, I may have misunderstood you, because I'm not quite sure whether you're asking about Windows servers or mid-range Sun, since Sun isn't in the Windows game, so let me try and take a shot at what I think you're asking. Our Windows product lines, IA-32 to the NT server product line, we have, in fact, a fairly strong product line. Our market position has been deteriorating for some time, and market position and profitability are very closely linked, and so, fundamentally, what we've had going on in our NT business for a number of years now is decelerating market momentum and, therefore, decelerating profitability or declining profitability.

We think having a leading position in all three operating systems, UNIX, Windows, and Linux is critical to serving customers' requirements going forward and critical to our strategy and that is why we think we get quite a large advantage by merging with Compaq because they are the number one NT player with 4+ times the market share we have, and they're making money at it.

I hope I've answered your question. If I misunderstood it, we'll try to get it another time.

BOB WAYMAN:
The second part of the question had to do with DRAM pricing and how that might reflect into margins, and that's a really tough question to answer.

Certainly, there are signs given that capacity and demand are more in line, that some of the pricing pressure that we saw this past year is not quite as intense as it was before, and that could result in better margins, but it's speculative. We're not necessarily counting on that.

Okay, one final question, then we're going to have to go.

RICHARD CHU:
Yes, just a quick follow-up, Bob. Bob, can you tell us what the net cash [inaudible] you're in at the end of Q1. That is to say, what was the long-term complement? Do you think this [inaudible] and the second.

BOB WAYMAN:
Is that cash balance or?

RICHARD CHU:
Yeah. Closing of the transaction. You mentioned April 1. What is your understanding of whether, if that is a close date? Whether Compaq will have to report their March quarter of these outstanding 10-Q?

BOB WAYMAN:
You know, if that is the closing date, then they would have to report their quarter. We can't call it quite that close. We'll just have to see if they have a stop period report or not, but I'm not sure if I got your first question.

RICHARD CHU:
The question is, what was the net cash number at the end of March? At the end of Q1?

BOB WAYMAN:
So, let me answer it, two things to make sure I get it right. Total cash including cash and equivalents, short term investments and long term cash like investments was $7.7 billion. So, there's $500 million of cash embedded in the long term asset or other asset category. Net cash was $1.8 billion, so that's $7.7 of gross cash offset by $5.8 and there's some rounding going on here, $5.8 of debt for a net cash position of $1.8 billion.

[END OF TRANSCRIPTION]

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.